Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Year Ended
December 31, 2019

Tel-Aviv, Israel, March 30, 2020 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the year ended December 31, 2019 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On March 26, 2020, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its annual report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the annual report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the year ended December 31, 2019 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about March 31, 2020 and will include the financial statements of Dorad in its annual report on Form 20-F for the year ended December 31, 2019.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s revenues for the year ended December 31, 2019 - approximately NIS 2,700,766,000.

•	Dorad’s operating profit for the year ended December 31, 2019 - approximately NIS 397,841,000.

Dorad informed the Company that in connection with the recent outbreak of the coronavirus (COVID-19) and the actions taken by governments and authorities to prevent the spread of the virus, Dorad is acting in accordance with the instructions of the Israeli Electricity and Health authorities and that due to the COVID-19 crisis there is a certain decrease in the electricity consumption of Dorad’s customers and of the Israeli Electric Company. Dorad is examining the methods for managing in the event of a decrease in its revenues as a result. Dorad’s financial statements note in connection with a natural gas supply agreement executed between Dorad and Energian Ltd. during 2017 that on February 5, 2020, Dorad was informed by Energian Ltd. that due to the COVID-19 spread in China, the Chinese government issued restrictions on travel and transportation including to an area where portions of its gas production facilities are manufactured and therefore there a delay is expected in the supply of gas to Dorad. Dorad notes that in the event of delays, it may purchase natural gas from its current supplier at a higher price than the price set in the agreement with Energian.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Due to various reasons, including the effects of the spread of COVID-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of full year results in the future.

A translation of the financial results for Dorad as of and for the years ended December 31, 2018 and 2019 and as of and for the years ended December 31, 2017, 2018 and 2019 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Ellomay Pumped Storage (2014) Ltd. (including 6.67% that are held by a trustee in trust for us and other parties), which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, including the outcome of the hearing process, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of COVID-19 virus on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Statements of Financial Position

	December 31	December 31
	2019	2018
	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	266,021	117,220
Trade and Income receivable	292,759	297,997
Other receivables	22,685	56,417
Financial derivatives	-	387
Total current assets	581,465	472,021

Non-current assets
Restricted deposit	438,032	431,096
Prepaid expenses	37,225	41,704
Fixed assets	3,698,716	3,869,800
Intangible assets	2,247	3,265
Right of use assets	64,161	-
Total non-current assets	4,240,381	4,345,865

Total assets	4,821,846	4,817,886

Current liabilities
Current maturities of loans from banks	231,380	*224,444
Current maturity of loans from related parties	-	17,805
Current maturities of lease liabilities	4,551	-
Trade payables	288,127	340,829
Other payables	10,509	5,966
Total current liabilities	534,567	589,044

Non-current liabilities
Loans from banks	2,803,975	*3,009,392
Long-term lease liabilities	54,052	-
Provision for dismantling and restoration	36,102	35,497
Deferred tax liabilities, net	170,676	122,803
Liabilities for employee benefits, net	160	160
Total non-current liabilities	3,064,965	3,167,852

Equity
Share capital	11	11
Share premium	642,199	642,199
Capital reserve for activities with controlling shareholders	3,748	3,748
Retained earnings	576,356	415,032

Total equity	1,222,314	1,060,990

Total liabilities and equity	4,821,846	4,817,886

* reclassified

Dorad Energy Ltd.
Statements of Profit or Loss

	Year ended December 31,
	2019	2018	2017
	NIS thousands	NIS thousands	NIS thousands
Revenues	2,700,766	2,628,607	2,523,263

Operating costs of the power plant
Energy costs	708,662	687,431	616,221
Electricity purchase and infrastructure services	1,208,223	1,194,948	1,212,431
Depreciation and amortization	214,248	217,795	208,705
Other operating costs	151,116	136,705	122,345

Total cost of power plant	2,282,249	2,236,879	2,159,702

Profit from operating the power plant	418,517	391,728	363,561

General and administrative expenses	20,676	20,740	18,712

Operating profit	397,841	370,988	344,849

Financing income	4,237	24,650	3,195
Financing expenses	192,881	227,988	245,122
Financing expenses, net	188,644	203,338	241,927

Profit before taxes on income	209,197	167,650	102,922

Taxes on income	47,873	33,505	23,681

Profit for the year	161,324	134,145	79,241

Dorad Energy Ltd.
Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2019

Balance as at January 1, 2019	11	642,199	3,748	415,032	1,060,990

Profit for the year	-	-	-	161,324	161,324

Balance as at December 31, 2019	11	642,199	3,748	576,356	1,222,314

For the year ended December 31, 2018

Balance as at January 1, 2018	11	642,199	3,748	280,887	926,845

Profit for the year	-	-	-	134,145	134,145

Balance as at December 31, 2018	11	642,199	3,748	415,032	1,060,990

For the year ended December 31, 2017

Balance as at January 1, 2017	11	642,199	3,748	201,646	847,604

Profit for the year	-	-	-	79,241	79,241

Balance as at December 31, 2017	11	642,199	3,748	280,887	926,845

Dorad Energy Ltd.
Statements of Cash Flows

	Year ended December 31,
	2019	2018	2017
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	161,324	134,145	79,241
Adjustments:
Depreciation, amortization and fuel consumption	239,323	223,028	286,542
Taxes on income	47,873	33,505	23,681
Financing expenses, net	188,644	203,338	241,927
	475,840	459,871	552,150

Change in trade receivables	5,238	32,536	(35,465)
Change in other receivables	25,394	6,119	(84,857)
Change in trade payables	(57,719)	(81,273)	123,045
Change in other payables	4,543	304	(2,669)
	(22,544)	(42,314)	54

Net cash provided by operating activities	614,620	551,702	631,445

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	(4,551)	9,957	(10,596)
Insurance proceeds in respect of damage to fixed asset	8,336	20,619	38,742
Investment in long-term restricted deposits	(14,000)	(12,158)	(34,000)
Release of long-term restricted deposit	-	-	25,790
Investment in fixed assets	(60,476)	(79,855)	(121,361)
Investment in intangible assets	(939)	(222)	(413)
Interest received	4,213	3,497	1,268

Net cash used in investing activities	(67,417)	(58,162)	(100,570)

Cash flows from financing activities:
Repayment of lease liability principal	(8,513)	-	-
Repayment of loans from related parties	(17,704)	(160,326)	(39,628)
Repayment of loans from banks	(189,893)	(181,970)	(161,668)
Interest paid	(182,435)	(220,765)	(227,530)

Net cash used in financing activities	(398,545)	(563,061)	(428,826)

Net increase (decrease) in cash and cash equivalents	148,658	(69,521)	102,049

Effect of exchange rate fluctuations on cash and cash equivalents	143	2,559	1,166
Cash and cash equivalents at beginning of year	117,220	184,182	80,967

Cash and cash equivalents at end of year	266,021	117,220	184,182